

April 2, 2012

Via E-Mail
Mr. Richard M. Whiting
Chief Executive Officer
Patriot Coal Corporation
12312 Olive Boulevard, Suite 400
St. Louis, Missouri

     Re: **Patriot Coal Corporation**
            Form 10-K for Fiscal Year Ended December 31, 2010
            Filed February 25, 2011
            Response Letter Dated March 2, 2012
            File No. 1-33466

Dear Whiting:

     We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Note 25: Commitments and Contingencies, F-33

September 1, 2010 U.S. District Court Ruling, page F-35

1.   We have read the material you submitted with your response to prior comment one, regarding your accounting for the estimated costs of building the FBR and ABMet water treatment facilities. We understand that you must build these facilities to address contamination that resides in the overburden created from past mining activities. We have consulted with our Division's Office of Chief Accountant concerning your situation, and believe that you will need to restate your financial statements to accrue a liability and recognize a loss for the estimated costs of building these facilities. We do not believe

that you are able to defer recognition beyond the dates of receiving court orders mandating construction of the facilities to enforce compliance with the discharge limits. Your financial statements should also reflect accounting for any change in estimate upon selecting alternate technology compared to your initial estimates. Please contact us by telephone if you wish to submit draft revisions for review, covering the error corrections and related note disclosures in your annual and interim reports, prior to filing your amendments.

Closing Comments

You may contact John Cannarella at (202) 551-3337 or Karl Hiller at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director